Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
[redacted]*@superiorplus.com*

November 8, 2007

07028010

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the November 7, 2007 news release, Superior Plus November 2007 Cash Distribution; a copy of the November 7, 2007 news release, Superior Plus Announces Solid Third Quarter Results and Tightens Annual Guidance for 2007; and a copy of the November 7, 2007 Management Discussion and Analysis of 2007 Third Quarter Results and Financial Statements.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

/enc.
/hb

Superior Plus

NEWS

TSX:SPF.UN
Calgary, November 7, 2007

For Immediate Release

November 2007 Cash Distribution

November 2007 Cash Distribution - $0.13 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of November 2007 of $0.13 per trust unit payable on December 14, 2007. The record date is November 30, 2007 and the ex-distribution date will be November 28, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the November, 2007 cash distribution of $0.13 per trust unit is considered to be other income. A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at www.superiorplus.com.

DRIP

The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.1 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

TSX: SPF.UN

Superior Plus
Income Fund

A DIVERSIFIED BUSINESS TRUST
focused on stability of distributions and value growth

November 07, 2007

Superior Plus Announces Solid Third Quarter Results and Tightens Annual Guidance for 2007

Highlights

- The lower-end of the 2007 annual distributable cash flow per trust unit guidance increased by $0.05 to $1.80 - $1.90 from $1.75 - $1.90, reflecting solid year-to-date performance.
- Operating distributable cash flow before discontinued operations for the third quarter and year-to-date was $38.2 million and $150.2 million, compared to the prior year periods of $42.8 million and $144.9 million.
- Superior Propane results were as planned and consistent with the prior year quarter. The prior year quarter included some additional wholesale profits which typically would have been recognized in the fourth quarter.
- ERCO Worldwide operating cash flow was higher than the prior year quarter while distributable cash flow was lower due to the timing of maintenance capital projects in 2007.
- Winroc results were lower than the prior year quarter due to the impact from slower residential housing sales in the United States and Ontario partially offset by stronger Western Canada commercial and residential sales.
- Superior Energy Management results were as planned for the third quarter. Year-to-date results included $1.1 million in start-up costs for the British Columbia natural gas and Ontario electricity market entry.
- Distributions paid per trust unit remained stable at $0.13 per month ($1.56 annualized) for the quarter resulting in a year-to-date payout ratio of 94%. The payout ratio for 2007 is projected to be 84% based upon the mid-point of annual guidance.
- Senior Bank Debt has decreased by $77.3 million from December 31, 2006 levels resulting in Senior Debt to EBITDA ratio of 1.6 and Total Debt to EBITDA ratio of 3.0 as at September 30, 2007.
- Superior's Plus US denominated cash flows are currently 85%-90% hedged for 2007, 2008 and approximately 50% for 2009.

Financial Summary

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
(millions of dollars, except per trust unit amounts)	**2007**	2006	**2007**	2006
Financial				
Operating distributable cash flow				
Superior Propane	**8.2**	10.0	**59.7**	58.0
ERCO Worldwide ("ERCO")	**18.2**	20.8	**56.7**	55.7
Winroc	**8.8**	9.1	**24.5**	23.9
Superior Energy Management ("SEM")	**3.0**	2.9	**9.3**	7.3
	38.2	42.8	**150.2**	144.9
Discontinued operations – JW Aluminum ("JWA")	–	11.1	–	30.8
	38.2	53.9	**150.2**	175.7
Interest	**(11.0)**	(17.3)	**(34.0)**	(46.9)
Corporate costs	**(1.5)**	(2.8)	**(8.8)**	(4.0)
Distributable cash flow	**25.7**	33.8	**107.4**	124.8
Distributable cash flow per trust unit, basic and diluted	**$0.30**	$0.40	**$1.25**	$1.46
Average number of trust units outstanding (millions)	**86.7**	85.5	**86.2**	85.5
Distributions paid per trust unit	**$0.39**	$0.39	**$1.17**	$1.43

Corporate Growth Strategy-Investing in the Business

- All four businesses have excellent efficiency improvement projects and growth profiles which are projected to increase at a rate that will offset the potential impact of the SIFT tax legislation in 2011.
- Superior Propane continued to focus on value-added customer service programs resulting in an increase of $9.8 million in other services gross profit year-to-date compared to the prior year period. The majority of the reorganization into 6 regional centres has been completed at a cost of approximately $2.4 million with one centre left to be reorganized in Q2 2008.
- ERCO continues to invest in efficiency improvement projects reducing its manufacturing costs and expanding facility capacity. The Port Edwards conversion project has begun with the selection of the project management team and systems along with ordering of equipment. Completion of the US$95 million project is expected in the last half of 2009.
- Winroc added a greenfield location in St. George, Utah, purchased competitors in Minneapolis, Minnesota and Kamloops, British Columbia and continues to evaluate acquisition opportunities as part of Winroc's North American focused growth strategy.
- Superior Energy Management has begun selling into the high growth fixed-price retail electricity market in Ontario on August 01, 2007. In addition, SEM has started to deliver natural gas to British Columbia customers in Q4 2007. SEM continues to evaluate other deregulated jurisdictions for acquisition and expansion opportunities.

Superior Propane

- Operating distributable cash flow of $8.2 million for the third quarter was in line with expectations and compares to $10.0 million for the prior year quarter.
- Wholesale marketing gross profit was $2.3 million lower than the prior year quarter due the timing of the recognition of profits which will occur in Q4 2007.
- Sales volumes were strong with non-auto volumes flat despite (23%) warmer weather across Canada compared to the prior year quarter.
- Propane sales and other services gross profit activities generated record total gross profit of 21.2 cents per litre in the quarter primarily due to increases in delivery and hazmat fees, higher service and rental revenues.
- A comprehensive operating lease program has resulted in 85 new trucks being added to the fleet, lowering the average age of the fleet to 6.2 years. The new trucks added $0.6 million of lease operating costs which lowered maintenance capital and are anticipated to improve operating efficiency and lower maintenance costs.
- Operating distributable cash flow guidance for 2007 continues to be $95 - $100 million, increasing in 2008 to $100 - $105 million.

ERCO

- Operating distributable cash flow of $18.2 million for the third quarter was in line with expectations and compares to $20.8 million for the prior year quarter.
- ERCO operating cash flow was $21.7 million compared to prior year quarter of $21.6 million.
- Maintenance capital expenditures of $3.5 million were $2.7 million higher than the prior year quarter due to timing of scheduled maintenance.
- Gross profit remained strong at $49.7 million due to strong pricing received on sodium chlorate and chloralkali/potassium products partially offset by the appreciation of the Canadian dollar.
- Pulp prices continued to increase throughout the quarter supporting a stable sodium chlorate demand profile.
- Chemical sales volumes were consistent with the prior year quarter, as the impact of ERCO's Chilean facility offset the reduction in North American sales volumes.
- Operating distributable cash flow guidance remains unchanged at $70 - $75 million for 2007 and 2008.

Winroc

- Operating distributable cash flow of $8.8 million for the third quarter was comparable to the prior year quarter of $9.1 million due to higher operating expenses partially offset by reduced maintenance capital.
- Strong Western Canada residential and commercial sales volumes continue to partially offset weakness in Ontario and US residential sales volumes in 2007.
- Winroc entered into master lease arrangements similar to Superior Propane, which will result in reduced maintenance capital expenditures.
- Due to the forecasted weakness in Ontario and United States residential markets in 2007 and 2008, Winroc continues to evaluate additional greenfield opportunities and potential acquisitions in these jurisdictions.
- Operating distributable cash flow guidance for 2007 continues to be $30 - $35 million, increasing to $32 - $37 million in 2008.

SEM

- Operating distributable cash flow of $3.0 million for the third quarter increased by $0.1 million over the prior year quarter.
- SEM results included $1.1 million year-to-date in start up costs for the British Columbia natural gas and Ontario electricity market entry.
- SEM continues to focus on growing its high-margin residential and small commercial customer base.
- SEM successfully entered the British Columbia fixed-price natural gas market on May 01, 2007 adding approximately 13,650 new customers with cash flow expected to begin in Q4 2007.
- In addition, SEM established entry into the Ontario fixed-price electricity market with Bruce Power LP as the energy provider. Marketing of fixed-price electricity contracts to residential customers began on August 1, 2007.
- Operating distributable cash flow guidance for 2007 continues to be $12 - $15 million, increasing to $15 - $18 million in 2008.

Key Quarterly Corporate Items

- Corporate costs for the third quarter were $1.5 million, compared to $2.8 million in the prior year quarter.
- Excluding the impact of long-term incentive plan costs, corporate costs normalized for the third quarter were $2.4 million.
- Interest expense of $11.0 million in the third quarter decreased by $6.3 million compared to the prior year quarter due to lower debt levels and the benefit of the appreciation of the Canadian dollar on US denominated debt.
- Superior has increased its total credit facilities to $670 million creating a projected undrawn credit capacity of $430 million at December 31, 2007. (Includes $100 million average utilization of the securitization program and redemption of the Series II 8% convertible debentures on November 05, 2007.)

Financial Projections

(millions of dollars, except per trust unit amounts)	2007	2008
Operating distributable cash flow		
Superior Propane	95-100	100-105
ERCO	70-75	70-75
Winroc	30-35	32-37
SEM	12-15	15-18
Distributable cash per trust unit	1.80-1.90	1.85-2.05
Payout ratio (target of 85% - 90%)	84%(1)	80%(1)
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	2.0x(2)	1.7x(2)
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	3.1x(2)	2.7x(2)

(1) Based on mid-point of the distributable cash flow per unit range.
(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, DRIP, the Port Edwards conversion, and early redemption of Series II 8% convertible debentures.

Consolidated Outlook

- Superior's third quarter results support the tightening of year-end expectations of consolidated distributable cash flow per trust unit for 2007 to be between $1.80 and $1.90. Guidance per trust unit for 2008 of $1.85 to $2.05 remains unchanged.
- The projected payout ratios are in line with management's expectations for 2007 and 2008 at 84% and 80%, respectively.
- The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 2.0x and 3.1x for 2007 and 1.7x and 2.7x for 2008 include US $54 million of the total US $95 million investment in the Port Edwards conversion and early redemption of the Series II 8% convertible debenture.
- We believe our diversified portfolio of four growth-orientated businesses, our improved financial flexibility, and our disciplined approach to capital allocation will result in long-term stability of distributions and high total returns for our Unitholders.

Third Quarter Results

The Fund's financial statements for the period ended September 30, 2007, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2007 Third Quarter Results 9:30 a.m. EST (7:30 a.m. MST) on Thursday, November 08, 2007. To participate in the call, dial: 1-800-587-1893. An archived recording of the call will be available for replay until midnight, November 15, 2007. To access the recording, dial: 1-877-289-8525 and enter pass code 21251932 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking and Non-GAAP Statements

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow, these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Management Discussion and Analysis of 2007 Third Quarter Results

November 7, 2007

Forward Looking and Non-GAAP Statements

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow, these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities

Overview of the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus has four Canadian based operating divisions: **Superior Propane** is Canada's largest distributor of propane, related products and services; **ERCO Worldwide** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; **Winroc** is estimated to be the largest specialty walls and ceilings distributor in Canada and a leading distributor in North America; and **Superior Energy Management** provides fixed-price natural gas and electricity supply services in Ontario and natural gas in British Columbia and Quebec.

This management discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements. Readers are encouraged to refer to Superior's 2006 and 2007 first and second quarter management discussion and analysis and Consolidated Financial Statements and 2006 Annual Information Form filed in 2007 with Canadian regulatory agencies. These documents are available at www.sedar.com and www.superiorplus.com.

Third Quarter and Year to Date Results

Third quarter distributable cash flow was $25.7 million, a decrease of $8.1 million (24%) over the prior year quarter. The decrease in distributable cash flow was due principally to the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006, and reduced operating cash flow at ERCO and Superior Propane, which was partially offset by lower interest and corporate costs.

Distributable cash flow per trust unit was $0.30 in the second quarter, a decrease of $0.10 (25%) from the prior year quarter, due to the decrease in distributable cash flow. The average number of trust units outstanding was comparable with the prior year quarter.

Distributable cash flow for the nine months ended September 30, 2007 was $107.4 million, a decrease of $17.4 million (14%) over the prior year period. The change in distributable cash flow is due to higher operating cash flow at Superior Propane, ERCO, Winroc and SEM, and lower interest costs, which were more than offset by the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006 and higher corporate costs due to one time cost reversals in the second quarter of 2006.

Distributable cash flow per trust unit was $1.25 for the nine months ended September 30, 2007, a decrease of $0.21 (14%) from the prior year period, due to the decrease in distributable cash flow. The average number of trust units outstanding was consistent with the prior year period.

Net loss for the third quarter was $26.9 million, compared to net earnings of $1.1 million for the prior year quarter. The loss in the current year quarter is principally due to unrealized losses on financial instruments that were not present in the prior year quarter, due to the adoption of new accounting standards on January 1, 2007, see "Changes in Accounting Policies" for a further explanation of these changes. The unrealized loss is the result of losses on SEM's financial natural gas derivative contracts due to a decrease in the forward price of natural gas and losses on Superior's foreign currency forward contracts due to the strengthened Canadian dollar compared to the United States dollar, offset by gains on the translation of Superior's United States dollar denominated debt. Additionally, the change from the prior year quarter is due to non-recurring items in the prior year, specifically a loss of $45.2 million on discontinued operations and a $33.2 million future income tax recovery related to the Fund's conversion to a "trust over partnership structure". Third quarter net earnings were also affected for the same reasons as distributable cash flow for the third quarter.

Net earnings for the nine months ended September 30, 2007 were $55.3 million, compared to a net loss of $118.9 million in the prior year period. The change in net earnings (loss) is principally due to a $218.7 million impairment charge recorded by ERCO in the prior year period. Additionally, the current year period was impacted by unrealized losses on financial instruments recorded in the current year period that were not present in the prior year period, due to the adoption of new accounting standards on January 1, 2007, see "Changes in Accounting Policies" for a further explanation of these changes. The unrealized loss is principally due to losses on SEM's financial natural gas derivative contracts due to a decrease in the forward price of natural gas, losses on Superior's foreign currency forward contracts due to the changes in Canadian and United States foreign currency rates, partially offset by gains on ERCO's fixed-price electricity purchase agreement due to an increase in the forecasted price of electricity and gains on Superior's United States denominated debt due to the strengthened Canadian dollar compared to the United States dollar. The change in future income taxes compared to the prior year period is due to the impairment charge recorded by ERCO which resulted in a $47.9 million future income tax recovery in the prior year period. Prior period future income taxes were also affected for the same reasons identified in the analysis of the quarter. Additionally, net earnings for the nine months ended September 30, 2007 were affected for the same reasons as distributable cash flow for the nine months ended September 30, 2007.

Distributable Cash Flow [1]

(millions of dollars except per unit amounts)	Three months ended September 30 **2007**	2006	Nine months ended September 30 **2007**	2006
Cash flows from operating activities of continuing operations	**9.1**	47.5	**125.1**	137.8
Less: Total capital expenditures	**(7.9)**	(17.4)	**(15.2)**	(64.4)
Standardized distributable cash flow[2]	**1.2**	30.1	**109.9**	73.4
Add: Growth capital expenditures	**1.8**	12.6	**5.2**	51.2
Proceeds on disposal of capital items	**0.1**	0.3	**1.4**	1.2
Natural gas customer acquisition costs capitalized	**1.5**	2.6	**7.3**	7.0
Acquisition	**1.4**	–	**1.4**	–
Management internalization costs	–	–	**0.5**	1.3
Strategic plan costs	**0.8**	8.5	**2.2**	14.4
Distributable cash flow from discontinued operations[3]	–	11.1	–	30.8
Less: Increase (decrease) in non-cash working capital	**20.8**	(30.5)	**(15.5)**	(52.2)
Amortization of natural gas customer acquisition costs	**(1.9)**	(0.9)	**(5.0)**	(2.3)
Distributable cash flow	**25.7**	33.8	**107.4**	124.8
Distributable cash flow	**25.7**	33.8	**107.4**	124.8
Distributable cash flow borrowed (reinvested)[6]	**8.1**	(0.4)	**(6.6)**	(2.5)
Distributed cash flow	**33.8**	33.4	**100.8**	122.3
Distributable cash flow per trust unit,basic[4] and diluted[5]	**$0.30**	$0.40	**$1.25**	$1.46
Distribution payout ratio (before strategic plan costs)[6]	**130%**	98%	**94%**	98%

(1) See the Interim Consolidated Financial Statements for cash flows from operating activities of continuing operations, management internalization costs, capital expenditures (maintenance, growth and acquisitions), natural gas customer acquisition costs, and changes in non-cash working capital.

(2) Standardized distributable cash flow is a measure defined by the Canadian Institute of Chartered Accountants (CICA), see discussion below.

(3) See JWA discussion.

(4) The weighted average number of trust units outstanding for the three months ended September 30, 2007 is 86.7 million (2006 – 85.5 million) and for the nine months ended September 30, 2007 is 86.2 million (2006 – 85.5 million).

(5) For the three and nine months ended September 30, 2007 and 2006, there were no dilutive instruments.

(6) See Distributions Paid to Unitholders.

Standardized Distributable Cash Flow

The CICA recently published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined, that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash

working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

Superior Propane

Superior Propane generated operating distributable cash flow of $8.2 million in the third quarter, a decrease of $1.8 million (18%) from the prior year quarter due to higher operating expenses, partially offset by higher other services gross profit.

Condensed operating results for the three and nine months ended September 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended September 30				**Nine months ended September 30**			
(millions of dollars except per litre amounts)	**2007**		2006		**2007**		2006	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**38.4**	**15.0**	38.8	14.9	**150.4**	**14.8**	150.0	15.3
Other services[1]	**15.9**	**6.2**	15.4	5.9	**54.5**	**5.4**	44.7	4.6
Total Gross Profit	**54.3**	**21.2**	54.2	20.8	**204.9**	**20.2**	194.7	19.9
Less:								
Cash operating, admin & cash tax costs	**(45.1)**	**(17.6)**	(42.5)	(16.3)	**(144.6)**	**(14.3)**	(135.0)	(13.8)
Cash generated from operations before changes in net working capital	**9.2**	**3.6**	11.7	4.5	**60.3**	**5.9**	59.7	6.1
Maintenance capital proceeds (expenditures), net	**(1.0)**	**(0.4)**	(1.7)	(0.7)	**(0.6)**	**–**	(1.7)	(0.2)
Operating distributable cash flow	**8.2**	**3.2**	10.0	3.8	**59.7**	**5.9**	58.0	5.9
Propane retail volumes sold *(millions of litres)*	**256**		261		**1,013**		979	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 14 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in other services gross profit for the three and nine months ended September 30, 2007 is $0.3 million and $0.5 million in realized foreign currency forward contract gains.

Propane sales gross profit for the third quarter was $38.4 million, a decrease of $0.4 million (1%) from the prior year quarter, as sales margins increased by 0.1 cents per litre (1%) and sales volumes decreased by 5 million litres (2%). Residential and commercial volumes decreased by 2 million litres (3%), due principally to warmer weather, as weather across Canada was 23% warmer than the prior year quarter and 20% warmer than the five year average. Despite the reduction in residential and commercial volumes, which resulted from the warmer weather, volumes continued to benefit from higher customer retention levels as a result of customer service initiatives implemented throughout 2006 and 2007. Industrial volumes increased by 3 million litres (2%), due to improved mining volumes. Automotive propane volumes declined by 5 million litres (11%), consistent with decline trends in this end-use market. Propane sales margins increased marginally from the prior year quarter due to active margin management, offset in part by the continued competitive pressures on automotive margins. Superior Propane is continuing to actively manage propane margins for remainder of 2007.

Other services gross profit was $15.9 million for the third quarter, an increase of $0.5 million (3%) over the prior year quarter, as an increase in delivery and hazmat fees, and higher service and rental revenues were partially offset by reduced gross profits in the wholesale marketing group. The improvement in service and rental gross profits is due in part, to Superior Propane's continued focus on its service business. The reduction in gross profits in the wholesale marketing group is due to the absence of unusually high trading gross profits recorded in the prior year quarter as a result of advantageous market conditions experienced in the prior year quarter.

Total gross profit was $54.3 million, an increase of $0.1 million over the prior year quarter. Total gross profit per litre was 21.2 cents/litre, an increase of 0.4 cents/litre (2%) compared to the prior year quarter. The increase in total gross profit per litre is the result of Superior Propane's continued efforts to increase total gross profit per litre by unbundling the cost of propane and the cost of service to its customers. Traditionally, Superior Propane had included a portion of its service offerings in the base cost of its retail propane. As the cost of propane and other services are unbundled, Superior Propane will be able to continue to benefit from the focus on its service business, ensuring that value added services are separately billed. Superior Propane expects that as a result of unbundling its retail propane and other services, retail propane margins may be lower than historical retail propane margins.

Volume and Gross Profit by End-Use Market Segment

	Three Months Ended September 30				Nine Months Ended September 30			
	2007		2006		2007		2006	
End-Use Applications:	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]
Residential	**21**	**7.1**	22	7.1	**116**	**37.6**	109	37.3
Commercial	**46**	**9.0**	47	9.1	**224**	**42.0**	209	40.5
Agricultural	**10**	**1.0**	11	1.0	**48**	**4.6**	48	4.7
Industrial	**140**	**16.6**	137	15.7	**519**	**53.3**	494	52.2
Automotive	**39**	**4.7**	44	5.9	**106**	**12.9**	119	15.3
Other Services	–	**15.9**	–	15.4	–	**54.5**	–	44.7
	256	**54.3**	261	54.2	**1,013**	**204.9**	979	194.7
Average Margin[3]	**15.0**		14.9		**14.8**		15.3	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Volume and Gross Profit by Region

	Three Months Ended September 30				Nine Months Ended September 30			
	2007		2006		2007		2006	
Regions:	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]	Volume[1]	Gross Profit[2]
Atlantic	**19**	**5.8**	19	6.3	**77**	**23.1**	72	22.1
Quebec	**43**	**11.0**	44	10.4	**168**	**35.6**	165	32.5
Ontario	**58**	**13.8**	60	14.2	**227**	**54.9**	225	54.6
Sask/Man	**28**	**4.7**	28	5.0	**139**	**19.9**	127	18.2
AB/NWT	**66**	**10.1**	65	9.2	**249**	**40.9**	231	36.4
BC/YK	**42**	**8.9**	45	9.1	**153**	**30.5**	159	30.9
	256	**54.3**	261	54.2	**1,013**	**204.9**	979	194.7
Average Margin[3]	**15.0**		14.9		**14.8**		15.3	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Cash operating and administrative costs of $45.1 million, increased by $2.6 million (6%) from the prior year quarter, due to higher wages and benefits, and higher truck leasing costs as a result of the implementation of a comprehensive operating lease program in 2007. Operating costs were also impacted by Superior reorganizing its administrative and marketing centers from a centralized model to a regional model, in order to assist with Superior's on-going customer service improvement initiatives.

Net maintenance capital expenditures for the quarter totaled $1.0 million, $0.7 million lower than the prior year quarter, and was comprised of expenditures of $1.1 million and proceeds of $0.1 million. Maintenance capital is lower than historical levels due to the implementation of a comprehensive operating lease program. Superior Propane had been leasing a portion of its service trucks, crane trucks and tandem tractors for several years, and has now expanded and streamlined its leasing programs with a master lease and other lease arrangements at attractive rates. Superior has expanded the program to include bulk trucks to accelerate the fleet renewal for 2007 and 2008, resulting in 85 new trucks being brought into service during 2007, with a further 55 trucks and 133 trucks anticipated to be brought into service over the fourth quarter of 2007 and fiscal 2008, respectively. Increasing lease costs are anticipated to be offset over time by lower operating costs, resulting from lower repair and maintenance costs. Additional benefits are also expected in relation to fleet reliability, improved productivity, safety and corporate image. The program is designed to better align the cost structure with Superior Propane's ongoing operations and result in customer service improvements.

Superior Propane expects operating distributable cash flow for 2007 to be in the $95 to $100 million range, increasing in 2008 to the $100 to $105 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first and second quarter management discussion and analysis.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the third quarter of $18.2 million, a decrease of $2.6 million (13%) from the prior year quarter, predominantly due to higher maintenance capital expenditures.

Condensed operating results for the three and nine months ended September 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended September 30**				**Nine months ended September 30**			
	2007		2006		**2007**		2006	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical[1]	**104.4**	**558**	102.6	541	**319.6**	**557**	302.7	536
Technology	**5.4**	**28**	7.6	40	**24.9**	**43**	19.1	33
Cost of Sales								
Chemical[1]	**(56.1)**	**(300)**	(55.6)	(293)	**(173.3)**	**(302)**	(162.2)	(287)
Technology	**(4.0)**	**(21)**	(5.0)	(28)	**(18.2)**	**(32)**	(11.9)	(21)
Gross Profit	**49.7**	**265**	49.6	260	**153.0**	**266**	147.7	261
Less: Cash operating, administrative & tax costs	**(28.0)**	**(150)**	(28.0)	(147)	**(90.2)**	**(157)**	(87.6)	(155)
Cash generated from operations before changes in net working capital	**21.7**	**115**	21.6	113	**62.8**	**110**	60.1	106
Maintenance capital expenditures	**(3.5)**	**(18)**	(0.8)	(4)	**(6.1)**	**(11)**	(4.4)	(7)
Operating distributable cash flow	**18.2**	**97**	20.8	109	**56.7**	**99**	55.7	99
Chemical volumes sold (thousands of MTs)	**187**		190		**574**		565	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 14 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in chemical revenue for the three and nine months ended September 30, 2007 is $3.4 million and $8.4 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and nine months ended September 30, 2007 is $2.9 million and $5.6 million in realized fixed-price electricity gains.

Third quarter gross profit was $49.7 million, comprised of $48.3 million from chemical sales and $1.4 million from technology projects. Chemical sales gross profit was $1.3 million higher than the prior year quarter, due to higher chlorate gross profits, chloralkali/potassium gross profits were consistent with the prior year quarter. Sodium chlorate gross profits were higher than the prior year quarter due to higher realized selling prices, as product price increases more than offset the appreciation of the Canadian dollar on US denominated sales and the impact of reduced hedging gains. Sodium chlorate volumes were consistent with the prior year quarter, as the impact of volumes at ERCO's Chilean facility which began commercial production in the fourth quarter of 2006 and higher other international volumes, fully offset the impact of reduced North American sales volumes. Chloralkali/potassium gross profits were consistent with the prior year quarter, as a reduction in sales volumes were offset by higher realized selling prices. Technology gross profit was lower than the prior year quarter due to reduced project activity.

Cash operating, administration and tax costs were $28.0 million, consistent with the prior year quarter, as increased costs associated with the inclusion of the Chilean facility and losses on US denominated working capital due to the appreciation of the Canadian dollar, were offset by cost savings from the closure of the Bruderheim facility in the fourth quarter of 2006 and reduced US cash taxes. Maintenance capital expenditures of $3.5 million were $2.7 million higher than the prior year quarter due principally to the timing of scheduled maintenance in the current quarter compared to the prior year quarter.

Growth capital expenditures of $1.0 million were incurred in the quarter and were principally focused on an number of small projects, including continued work related to anode cell replacement.

ERCO has determined that it will convert its Port Edwards chloralkali facility from mercury based technology to membrane technology. The project maintains the facilities ability to produce both sodium and potassium products, increased capacity of approximately 30%, a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $95 million. See the press release, "ERCO Worldwide Announces US $95 million Expansion of Port Edwards Chloralkali Facility", dated August 8, 2007, for further details.

On September 30, 2007, ERCO's union contract at its Saskatoon, Saskatchewan facility expired, affecting most hourly employees. Negotiations with the union are on-going and ERCO expects that an agreement will be reached in the normal course.

ERCO expects operating distributable cash flow for 2007 and 2008 to be in the $70 to $75 million range, $5.0 million higher than the guidance provided in the 2006 annual management discussion and analysis, and consistent with the guidance provided in the 2007 first and second quarter management discussion and analysis.

Winroc

Winroc generated operating distributable cash flow of $8.8 million, a decrease of $0.3 million (3%) from the prior year quarter, as higher operating expenses were offset by lower maintenance capital expenditures.

Condensed operating results for the three and nine months ended September 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended September 30		**Nine months ended September 30**	
(millions of dollars)	**2007**	2006	**2007**	2006
Distribution and direct sales revenue	**138.7**	135.6	**386.9**	399.9
Distribution and direct sales cost of sales	**(105.0)**	(101.8)	**(291.5)**	(301.0)
Distribution and direct sales gross profit	**33.7**	33.8	**95.4**	98.9
Less: Cash operating, administrative & cash tax costs	**(24.7)**	(22.7)	**(70.4)**	(69.1)
Cash generated from operations before changes in net working capital	**9.0**	11.1	**25.0**	29.8
Maintenance capital expenditures, net	**(0.2)**	(2.0)	**(0.5)**	(5.9)
Operating distributable cash flow	**8.8**	9.1	**24.5**	23.9

Distribution and direct sales gross profit of $33.7 million in the third quarter was consistent with the prior year quarter, as increased volumes and gross profit in Western Canada, was offset by reduced volumes in Ontario and the United States due to competitive pressures and reduced residential construction demand. Drywall sales volumes, an indicator of overall sales volumes, decreased 5% compared to the prior year quarter. The decrease in sales volumes was due to weaker sales volumes in Ontario and the United States outpacing the increase in sales volumes in Western Canada. Cash operating and administrative costs were $2.0 million (9%) higher than the prior year quarter due principally to higher volumes in Western Canada, partially offset by lower volumes and costs in Ontario and the United States. Additionally, operating expenses were impacted by the implementation of a comprehensive operating lease program in 2007, which results in higher operating expenses and lower maintenance capital. Maintenance capital expenditures were $0.2 million for the third quarter, $1.8 million lower than the prior year period, due principally to the timing of expenditures and the implementation of a master leasing agreement. Both Superior Propane and Winroc have entered into master lease arrangements for the ongoing requirements of its delivery fleet, resulting in 18 new Winroc trucks being brought into service during the first nine months of 2007, with a further 7 trucks and 34 trucks anticipated to be brought into service during the fourth quarter of 2007 and fiscal 2008, respectively. The leasing program is anticipated to reduce maintenance capital expenditures on a comparative basis for the remainder of 2007.

Winroc expects operating distributable cash flow for 2007 to be in the $30 to $35 million range, increasing in 2008 to the $32 to $37 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first and second quarter management discussion and analysis.

Superior Energy Management ("SEM")

SEM's condensed operating results for the three and nine months ended September 30, 2007 and 2006 are provided below. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

(millions of dollars except per gigajoule ("GJ") amounts)	Three months ended September 30				Nine months ended September 30			
	2007		2006		**2007**		2006	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Revenue	**79.8**	**886.7**	87.4	794.5	**243.5**	**869.6**	246.8	822.6
Cost of sales [(1)]	**(71.6)**	**795.6**	(81.6)	(741.8)	**(220.8)**	**788.6**	(231.3)	771.0
Gross profit	**8.2**	**91.1**	5.8	52.7	**22.7**	**81.0**	15.5	51.6
Less: Operating, admin. & selling costs	**(5.2)**	**(57.8)**	(2.9)	(26.4)	**(13.4)**	**(47.8)**	(8.2)	(27.3)
Operating distributable cash flow	**3.0**	**33.3**	2.9	26.3	**9.3**	**33.2**	7.3	24.3
Natural gas sold (millions of GJs)	**9**		11		**28**		30	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 14 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in cost of sales for the three and nine months ended September 31, 2007 is $6.1 million and $12.5 million in realized foreign currency forward contract losses and $9.0 million and $9.8 million related to natural gas commodity realized fixed price losses.

SEM generated operating distributable cash flow of $3.0 million in the third quarter, an increase of $0.1 million compared to the prior year quarter. Gross profit was $8.2 million in the third quarter, an increase of $2.4 million (41%) compared to the prior year period, as gross profit per gigajoule ("GJ") reached 91.1 cents/GJ, a 73% increase from the prior year quarter, more than offsetting the 18% decrease in natural gas volume sold. The change in gross margin per GJ and the decrease in natural gas volume sold, reflect SEM's continued strategy of increasing gross profit through growth in its lower-volume, higher-margin residential and small commercial customer base. Residential and small commercial customer volumes comprised approximately 27% of total sales volumes in the third quarter (2006 third quarter – 22%). Operating, administration and selling costs of $5.2 million were $2.3 million higher than the prior year quarter due to higher amortization of customer acquisition costs which represented approximately $1.0 million of the increase in costs. The remaining $1.3 million in additional costs is due to higher customer service and overhead costs attributable to the growth in SEM's customer base and costs associated with the entrance into the BC natural gas and Ontario fixed-price electricity markets. SEM anticipates that operating and administration costs will be higher than historical levels for the remainder of 2007 as a result of entrance into the Ontario fixed-price electricity market. The average remaining term of SEM's sales contracts at September 30, 2007 was 39 months (September 30, 2006 – 43 months). SEM invested $1.5 million in customer acquisition costs during the quarter to grow its customer base, resulting in a net increase of 15,150 customers compared to the prior year quarter.

On June 13, 2007, SEM announced it had entered into a long-term electricity supply agreement with Bruce Power LP, enabling SEM to market long-term, fixed-price electricity sales contracts. SEM will begin to realize the benefits of customer electrical contracts once electricity has begun to flow to its customers. Marketing of fixed-price electricity began August 1, 2007. Additionally, during the second quarter of 2007, SEM began sales of fixed-price natural gas residential contracts in the newly deregulated British Columbia market, which will benefit SEM in the fourth quarter of 2007 when natural gas begins to flow to its customers.

SEM expects operating distributable cash flow for 2007 to be in the $12 to $15 million range, increasing in 2008 to the $15 to $18 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first and second quarter management discussion and analysis.

Discontinued Operations - JW Aluminum ("JWA")

In July 2006, the Fund announced as part of its strategic plan, its decision to sell JWA in order to focus on its Canadian businesses and to reduce debt. As a result, JWA was sold on December 7, 2006 for net proceeds of $356.1 million, resulting in the 2006 comparative period being classified as a discontinued operation.

Operating distributable cash flow results for the three and nine months ended September 30, 2006 are provided below:

(millions of dollars except per pound amounts)	Three months ended September 30, 2006(1)		Nine months ended September 30, 2006(1)	
		¢/lb		¢/lb
Gross profit	16.8	19.3	45.6	17.7
Less: Cash operating, administration and tax costs	(5.1)	(5.9)	(12.8)	(5.0)
Cash generated from operations before changes in net working capital	11.7	13.4	32.8	12.7
Maintenance capital expenditures, net	(0.6)	(0.7)	(2.0)	(0.8)
Operating distributable cash flow	11.1	12.7	30.8	11.9
Aluminum sold (millions of pounds)	87		257	

(1) JWA was sold on December 7, 2006 (See Note 4 to the Interim Consolidated Financial Statements).

Operating distributable cash flow for the three and nine months ended September 30, 2006 was $11.1 million and $30.8 million. As a result of the sale of JWA on December 7, 2006, the 2007 financial results of the Fund have no contribution from JWA.

Corporate

Corporate costs for the third quarter were $1.5 million, compared to $2.8 million in the prior year quarter. Corporate costs were impacted by a decrease in the Fund's trust unit value during the third quarter of 2007, decreasing the cost of the Fund's long-term incentive plans by $1.1 million. Excluding the impact of trust unit based compensation, corporate costs were consistent with the prior year quarter.

Interest expense on revolving term bank credits and term loans was $5.9 million for the third quarter, a decrease of $6.3 million from the prior year quarter. Lower interest costs reflect lower average debt levels and the impact of the appreciation of the Canadian dollar on United States dollar denominated interest costs, offset partially by marginally higher floating interest rates. Revolving term bank credits and term loans before deferred financing fees at September 30, 2007 totaled $269.4 million, a reduction of $77.3 million, compared to December 31, 2006 ($346.7 million), due principally to the repayment of existing debt facilities with cash flow in excess of distributions and the impact of the appreciation of the Canadian dollar on United Stated dollar denominated debt. See "Liquidity and Capital Resources" discussion for further details.

Interest on convertible debentures was $5.1 million for the third quarter, consistent with the prior year quarter.

Taxation

Total income tax recovery for the third quarter was $3.4 million, comprised of a $0.4 million cash income tax recovery and a $3.0 million in future income tax recovery, compared to a total income tax recovery of $41.8 million in the prior year quarter, comprised of $2.1 million in cash income taxes and $43.9 million in future income tax recoveries.

Cash income and withholding taxes with respect to continuing operations in the United States for the third quarter were a recovery of $0.4 million (2006 Q3 – $1.7 million), the result of revised tax pools due to the finalization of US income tax returns. Cash income taxes have been charged to the businesses from which the taxable income was derived. In Canada, cash capital taxes were nil in the third quarter (2006 Q3 - $0.4 million). The decrease in Canadian cash taxes is due to the Fund's conversion to a trust-on-partnership structure on September 30, 2006.

Future income tax recovery for the third quarter was $3.0 million (2006 Q3 - $43.9 million future income tax recovery), resulting in a corresponding future income tax asset of $26.6 million as at September 30, 2007. The change in future income taxes is principally the result of the Fund converting to a "trust over partnership structure" in the prior year quarter, resulting in a $33.2 million future income tax recovery in the comparative period.

In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including the Superior Plus Income Fund, effective January 1, 2011. Prior to this legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax

rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 31.5%. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

The Fund believes it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

As a result of the Government of Canada's enacted legislation imposing additional income taxes on the Fund for taxation years commencing January 1, 2011, the Fund is continuing to evaluate the new legislation and the Fund's organizational alternatives in order to maximize Unitholder value. As the legislation is not effective until 2011, the Fund's current financial condition is unaffected from this change. The Fund is continuing to explore opportunities to grow our businesses to offset the impact of this legislation on the distributable cash flow of the Fund. Superior currently has approximately $414 million in tax pools as at September 30, 2007. These tax pools will be impacted by adjustments to reduce tax at the Fund level due to a payout ratio below 100% and additional capital outlays.

Strategic Plan Costs
Costs associated with the completion of Superior's strategic plan were $0.8 million in the third quarter and were comprised of the following:

	Three months ended September 30		Nine months ended September 30	
	2007	**2006**	**2007**	**2006**
Operating and administrative expenses:				
Employee severance and retention	**-**	2.6	**0.8**	7.9
Partnership reorganization costs	**-**	1.5	**-**	1.5
ERCO – Bruderheim closure costs	**0.7**	1.7	**1.3**	1.7
Advisory and other	**0.1**	0.7	**0.1**	1.3
Write off deferred financing costs	**-**	2.0	**-**	2.0
Total strategic plan costs	**0.8**	8.5	**2.2**	14.4

Costs associated with ERCO's closure of its Bruderheim, Alberta sodium chlorate facility are expected to be completed by December 31, 2007. Plans for a sale or future use of the facility are currently being evaluated by ERCO.

Consolidated Outlook
The Fund expects consolidated distributable cash flow per trust unit for 2007 to be between $1.80 and $1.90, an increase to the lower end of the range of $0.05 from previous guidance, reflecting year to date performance. Guidance per trust unit for 2008 of $1.85 to $2.05 remains unchanged.

Liquidity and Capital Resources

Sources and Uses of Cash

(millions of dollars except per unit amounts)	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
Sources of cash:				
Cash flows from operating activities of continuing operations	**9.1**	47.5	**125.1**	137.8
Revolving term bank credits and term loans	**23.1**	(37.2)	**(35.5)**	52.3
Proceeds from Distribution Reinvestment Plan	**7.1**	–	**17.3**	–
Receipt of management internalization loans receivable	–	–	**0.5**	1.8
Proceeds on the exercise of warrants	–	–	–	0.2
Cash flow from discontinued operations	–	17.3	**1.4**	15.0
Total sources of cash	**39.3**	27.6	**108.8**	207.1
Uses of cash:				
Distributions to Unitholders	**33.8**	33.4	**100.8**	122.3
Maintenance capital expenditures	**4.6**	4.5	**7.2**	12.0
Growth capital expenditures	**1.8**	12.6	**5.2**	51.2
Acquisition	**1.4**	–	**1.4**	–
Repayment of 8%, Series I convertible debentures	**8.1**	–	**8.1**	–
Repayment (proceeds) of asset securitization	**(18.0)**	(44.9)	**7.0**	20.1
Total uses of cash	**31.7**	5.6	**129.7**	205.6
Net increase (decrease) in cash	**7.6**	22.0	**(20.9)**	1.5
Cash beginning of period	**5.1**	(0.6)	**33.6**	19.9
Cash end of period	**12.7**	21.4	**12.7**	21.4

As at September 30, 2007, revolving term bank credits and term loan borrowings before deferred financing fees totaled $269.4 million ($357.4 million including accounts receivable securitization), a decrease of $77.3 million or 22% ($84.3 million including accounts receivable securitization) from December 31, 2006 levels, due principally to the repayment of existing debt facilities with operating cash flow in excess of distributions for the nine months ended September 30, 2007 and the non-cash impact of the appreciation of the Canadian dollar on United Stated dollar denominated debt. As at September 30, 2007, $464.6 million was available under Superior's credit facilities and is considered to be sufficient to meet Superior's net working capital funding requirements and expected growth capital expenditures.

As at September 30, 2007, subordinated convertible debentures ("Debentures") before deferred issue costs issued by the Fund totaled $297.7 million (including the current portion of $59.2 million), which is $7.8 million lower than the balance at December 31, 2006, as a result of the maturity of the 8%, Series I Debentures. On October 2, 2007, the Fund announced that it would redeem all of its outstanding 8%, Series II Debentures on November 5, 2007, using its existing credit facility to fund the repayment. Accordingly, this obligation, or $59.2 million, has been classified as a current maturity.

Consolidated net working capital from continuing operations was $141.9 million as at September 30, 2007, a decrease of $37.0 million compared to December 31, 2006 ($178.9 million). The decrease in net working capital is due to reduced cash on-hand, the seasonal reduction in Superior Propane's working capital requirements, partially offset by the impact of the $7.0 million reduction in Superior's accounts receivable securitization program which has the effect of increasing Superior Propane's and ERCO's net working capital. See Note 14 to the Interim Consolidated Financial Statements for segmented net working capital by division, net of the accounts receivable sales program.

In January 2007, the Fund commenced a distribution reinvestment plan and an optional unit purchase plan (the "DRIP"). The DRIP provides Unitholders with the opportunity to reinvest their cash distributions at a 5% discount to the market price of the trust units. For the three and nine months ended September 30, 2007, proceeds of $7.1 million and $17.3 million were received from the DRIP, and were principally used to fund capital expenditures.

As at September 30, 2007, Superior's senior debt and total debt to EBITDA are 1.6 and 3.0 times, respectively, (December 31, 2006, 1.9 and 3.4 times), after taking into account the impact of the off-balance sheet receivable sales program amounts, the impact of cash on hand, the disposition of JWA and the impact of the start-up of ERCO's Chilean operations. These ratios are well within the requirements contained in Superior's debt covenants which restrict its ability to pay distributions. In accordance with the Fund's credit facility, the Fund must maintain a consolidated debt to EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to EBITDA of not more than 3.5 to 1.0 and distributions (including payment to debenture holders) cannot exceed adjusted EBITDA (plus $25.0 million) on a trailing twelve month rolling basis.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at September 30, 2007, proceeds of $88.0 million (December 31, 2006 - $95.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Interim Consolidated Financial Statements). Superior is able to adjust the size of the securitization program and requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

On April 26, 2007, DBRS confirmed Superior's senior secured notes rating at BBB (low), the Fund's stability rating at STA-3 (low) and changed Superior's negative outlook to stable. On August 2, 2007, Standard and Poor's confirmed Superior's BBB- secured long-term debt credit rating and their negative outlook.

Unitholders' Capital

The weighted average number of trust units outstanding during the third quarter was 86.7 million trust units, an increase of 1.2 million trust units compared to the prior year quarter, due principally to trust units issued under the DRIP.

As at September 30, 2007 and December 31, 2006, the following trust units, and securities convertible into trust units, were outstanding:

	September 30, 2007		December 31, 2006	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding		86.9		85.5
Series 1, 8% Debentures (convertible at $16 per trust unit) [(1)]	$–	–	$8.1	0.6
Series 2, 8% Debentures (convertible at $20 per trust unit)	$58.9	2.9	$59.2	3.0
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	$174.9	4.9	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	$75.0	2.4	$75.0	2.4
Warrants (exercisable @ $20 per trust unit until May 2008)	2.3	2.3	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		99.4		98.7

[(1)] On July 31, 2007, $8.1 million Series I, 8% Debentures matured and were repaid.

As at September 30, 2007, there were 500,500 trust unit options outstanding (December 31, 2006 – 1,086,000 trust units) with a weighted average exercise price of $23.87 per trust unit (2006 Q3- $22.68 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Distributions Paid to Unitholders

Distributions paid to Unitholders in the third quarter were $33.8 million or $0.39 per trust unit ($1.56 on an annualized basis), compared to $33.4 million or $0.39 per trust unit in the third quarter of 2006. Distributions paid to Unitholders exceeded distributable cash flow by $8.1 million in the third quarter (2006 Q3 – ($0.4) million) resulting in a payout ratio of 130% (2006 Q3 – 98%). The 130% payout ratio for the third quarter is principally the result of the seasonality of Superior Propane's operations which peak during the first and fourth quarters due to the demand from heating end

use customers and then decline in the second and third quarters. Superior's distributions are based on an entire fiscal year, and as such, the second and third quarters have payout ratios that are greater than 100%.

Distributions paid to Unitholders for the nine months ended September 30, 2007 were $100.8 million or $1.17 per trust unit, compared to $122.3 million or $1.43 per trust unit from the nine months ended September 30, 2006. Distributable cash flow exceeded distributions by $6.6 million for the nine months ended September 30, 2007 (2006 - $2.5 million) resulting in a payout ratio of 94% (2006 – 98%).

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments. Additionally, SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not a fixed rate.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases and sales in US dollars and enter into forward US dollar purchase (sales) contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at September 30, 2007, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 81% and 82%(1) of its estimated US dollar exposure for the remainder of 2007 and 2008. The estimated distributable cash flow sensitivity for Superior, including divisional US exposures and the impact on US denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate is: 2007 - $0.1 million and 2008 - $0.1 million, after giving effect to United States forward contracts for 2007 and 2008, as shown in the table below. Superior's sensitivities and forecasts are based on an anticipated Canadian to USD foreign currency exchange rate for 2007 of 1.00 CDN dollars to US dollars, and for 2008 1.00 CDN dollars to US dollars.

(US$ millions)	2007	2008	2009	2010	2011	2012	Total
SEM – US $ forward purchases	30.9	118.3	111.1	61.9	5.4	–	327.6
Superior Propane – US $ forward purchases (sales)	(13.8)	10.1	–	–	–	–	(3.7)
ERCO – US $ forward sales	(22.8)	(88.3)	(48.0)	–	–	–	(159.1)
Net US $ forward purchases	(5.7)	40.1	63.1	61.9	5.4	–	164.8
SEM – Average US $ forward purchase rate	1.22	1.22	1.21	1.16	1.11	–	1.20
Superior Propane – Average US $ forward rate	1.07	1.05	–	–	–	–	1.07
ERCO – Average US $ forward sales rate	1.20	1.11	1.06	–	–	–	1.11
Net average external US$/Cdn$ exchange rate	1.18	1.17	1.16	1.16	1.11	–	1.17

(1) Does not include the impact of the United States dollar conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US $95.0 million (2008 – US $51.0 million and 2009 – US $44.0 million).

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. (See Notes 6 and 7 to the Interim Consolidated Financial Statements).

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

Superior and Superior's operating divisions are exposed to market risks and various operational risks. For a detailed discussion of these risks see our 2006 Annual Information Form filed on the Canadian Securities Administrator's web site, www.sedar.com and Superior's website, www.superiorplus.com.

Critical Accounting Policies and Estimates

The Fund's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 2 on pages 42 to 46 of our 2006 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, The Fund adopted, on a prospective basis, four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"); Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 3861 Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These standards, and the impact on our financial position and results of operations, are discussed in Note 1 to the unaudited Interim Consolidated Financial Statements.

Accounting Changes

On January 1, 2007 the Fund adopted CICA Handbook Section 1506, Accounting Changes. The amendments to this section were made to harmonize this section with current International Financial Reporting Standards. Revisions to section 1506 require that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. Accounting policy changes are applied on a retrospective basis unless impractical to do so. Corrections of prior period errors are applied retrospectively and changes in accounting

estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

Restatement of Accrued Pension Asset

As described in Note 9 to the Interim Consolidated Financial Statements, the Fund had determined that Superior Propane's accrued pension asset should be accounted for in accordance with CICA Handbook 3461, Employee Future Benefits. Accordingly, it has retroactively restated its Interim Consolidated Financial Statements for the three and nine months ended September 30, 2006.

The impact on the nine months ended September 30, 2006 was to increase total assets by $24.3 million, reflecting the previously unrecorded accrued pension asset as well as an increase in net loss of $1.6 million to $118.9 million. The impact on the three months ended September 30, 2006 was an reduction in net earnings of $0.6 million to $1.1 million. There was no impact on the consolidated statement of cash flows. Net earnings (loss) per trust unit on a basic and diluted basis, decreased by $0.01 per trust unit for the three months ended September 30, 2006, and decreased by $0.02 per trust unit or the nine months ended September 30, 3006.

Quarterly Financial and Operating Information

	2007 Quarter			2006 Quarters				2005 Quarters		
(millions of dollars except per trust unit amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth	Third	Second
Propane sales volumes (millions of litres)	256	280	477	407	261	270	448	420	277	286
Chemical sales volumes (thousands of metric tonnes)	187	193	194	191	190	183	191	205	203	170
Natural gas sales volumes(millions of GJs)	9	9	10	10	11	10	9	9	9	9
Gross profit	145.9	144.4	185.7	174.1	143.5	141.2	172.1	173.0	149.6	137.2
Asset impairments, net of tax	–	–	–	–	56.3	170.8	–	–	–	–
Net earnings (loss) from continuing operations	(25.9)	(25.5)	106.3	25.3	46.3	(157.4)	30.2	18.1	23.6	18.5
Net earnings (loss)	(26.9)	(25.5)	107.7	38.1	1.1	(153.3)	33.3	21.2	23.6	18.5
Per basic trust unit from continuing operations	($0.30)	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35	$0.22	$0.30	$0.24
Per diluted trust unit from continuing operations	($0.30)	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35	$0.22	$0.30	$0.24
Per basic trust unit	($0.31)	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39	$0.25	$0.30	$0.24
Per diluted trust unit	($0.31)	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39	$0.25	$0.30	$0.24
Distributable cash flow	25.7	19.4	62.3	55.6	33.8	34.6	56.5	60.0	33.4	29.9
Per basic trust unit	$0.30	$0.23	$0.73	$0.65	$0.40	$0.40	$0.66	$0.70	$0.42	$0.38
Per diluted trust unit	$0.30	$0.23	$0.73	$0.65	$0.40	$0.40	$0.66	$0.67	$0.42	$0.38
Net working capital [(1)]	141.9	134.1	162.7	178.9	237.9	294.8	310.6	269.1	106.0	54.0

[(1)] Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

Segmented Distributable Cash Flow[1]

For the three months ended September 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Net earnings (loss) from continuing operations	8.1	3.1	8.3	(35.0)	(10.4)	(25.9)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	4.3	10.4	1.1	–	0.6	16.4
Future income tax expense (recovery)	(2.6)	1.1	(0.5)	(1.9)	0.9	(3.0)
Superior Propane non-cash pension expense[2]	0.3	–	–	–	–	0.3
Unrealized (gains) losses on financial instruments	(0.9)	6.4	–	39.9	(3.7)	41.7
Strategic plan costs (recovery)	–	0.7	–	–	0.1	0.8
Less: Maintenance capital expenditures, net	(1.0)	(3.5)	(0.1)	–	–	(4.6)
Distributable cash flow	**8.2**	**18.2**	**8.8**	**3.0**	**(12.5)**	**25.7**

For the three months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [3]	Total Consolidated
Net earnings (loss) from continuing operations	69.5	94.6	24.3	6.9	(149.0)		46.3
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	4.6	9.7	0.9	–	0.5	–	15.7
Future income tax expense (recovery)	(63.6)	(85.2)	(14.1)	(4.2)	123.2	–	(43.9)
Superior Propane non-cash pension expense[2]	0.6	–	–	–	–	–	0.6
Distributable cash from discontinued operations	–	–	–	–	–	11.1	11.1
Strategic plan costs	0.6	2.5	–	0.2	5.2	–	8.5
Less: Maintenance capital expenditures, net	(1.7)	(0.8)	(2.0)	–	–	–	(4.5)
Distributable cash flow	**10.0**	**20.8**	**9.1**	**2.9**	**(20.1)**	**11.1**	**33.8**

For the nine months ended September 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Net earnings from continuing operations	71.3	20.3	24.5	(11.3)	(49.9)	54.9
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	13.7	31.5	3.2	–	1.7	50.1
Future income tax expense (recovery)	(26.9)	15.4	(2.7)	(2.3)	(1.3)	(17.8)
Management internalization costs	–	–	–	–	0.5	0.5
Superior Propane non-cash pension expense[2]	1.1	–	–	–	–	1.1
Unrealized (gains) losses on financial instruments	0.7	(5.7)	–	22.5	6.1	23.6
Strategic plan costs	0.4	1.3	–	0.4	0.1	2.2
Less: Maintenance capital expenditures, net	(0.6)	(6.1)	(0.5)	–	–	(7.2)
Distributable cash flow	**59.7**	**56.7**	**24.5**	**9.3**	**(42.8)**	**107.4**

For the nine months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [3]	Total Consolidated
Net earnings (loss) from continuing operations	92.5	(69.9)	35.7	9.7	(148.9)	–	(80.9)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	14.2	39.5	3.0	–	1.7	–	58.4
Future income tax expense (recovery)	(49.2)	(130.7)	(8.9)	(2.6)	85.1	–	(106.3)
Trust unit incentive plan recovery	–	–	–	–	(1.2)	–	(1.2)
Management internalization costs	–	–	–	–	1.3	–	1.3
Impairment of property, plan and equipment, and goodwill	–	218.7	–	–	–	–	218.7
Superior Propane non-cash pension expense[2]	1.6	–	–	–	–	–	1.6
Distributable cash from discontinued operations	–	–	–	–	–	30.8	30.8
Strategic plan costs	0.6	2.5	–	0.2	11.1	–	14.4
Less: Maintenance capital expenditures, net	(1.7)	(4.4)	(5.9)	–	–	–	(12.0)
Distributable cash flow	**58.0**	**55.7**	**23.9**	**7.3**	**(50.9)**	**30.8**	**124.8**

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, non-cash pension expense, unrealized (gains) losses on financial instruments and maintenance capital expenditures.

(2) Restated for the impact of the Superior Propane defined pension asset, see Note 9 of the Interim Consolidated Financial Statements.

(3) See Note 4 to the Interim Consolidated Financial Statements.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	**September 30 2007**	December 31 2006
Assets		
Current Assets		
Cash and cash equivalents	**12.7**	33.6
Accounts receivable and other (Note 5)	**195.5**	246.1
Inventories	**125.8**	142.8
Current portion of unrealized gains on financial instruments (Note 8)	**47.0**	–
	381.0	422.5
Property, plant and equipment	**522.6**	571.1
Customer acquisition and deferred costs	**15.4**	25.9
Intangible assets	**24.5**	31.5
Goodwill	**451.6**	452.4
Accrued pension asset (Note 9)	**22.5**	23.7
Future income tax asset (Note 10)	**26.6**	9.8
Long-term portion of unrealized gains on financial instruments (Note 8)	**66.2**	–
	1,510.4	1,536.9
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**192.1**	243.6
Current portion of term loans and convertible debentures (Notes 6 and 7)	**62.0**	10.8
Distributions and interest payable to Unitholders and Debentureholders	**17.6**	17.9
Current portion of unrealized losses on financial instruments (Note 8)	**53.3**	–
	325.0	272.3
Revolving term bank credits and term loans (Note 6)	**264.2**	344.0
Convertible unsecured subordinated debentures (Note 7)	**238.5**	305.8
Future employee benefits	**20.1**	19.2
Long-term portion of unrealized losses on financial instruments (Note 8)	**80.1**	–
Total Liabilities	**927.9**	941.3
Unitholders' Equity		
Unitholders' capital (Note 12)	**1,358.8**	1,340.8
Deficit	**(760.2)**	(745.3)
Accumulated other comprehensive income (loss) (Note 12)	**(16.1)**	0.1
	582.5	595.6
	1,510.4	1,536.9

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three months ended September 30 **2007**	Three months ended September 30 2006	Nine months ended September 30 **2007**	Nine months ended September 30 2006
		(Restated Note 9)		(Restated Note 9)
Revenues	**504.1**	531.8	**1,684.9**	1,671.5
Cost of products sold	**(349.7)**	(388.3)	**(1,201.1)**	(1,214.7)
Realized gains (losses) on financial instruments (Note 8)	**(8.5)**	–	**(7.8)**	–
Gross profit	**145.9**	143.5	**476.0**	456.8
Expenses				
Operating and administrative	**106.1**	106.0	**327.3**	311.7
Amortization of property, plant and equipment	**14.6**	14.0	**44.6**	52.9
Amortization of intangible assets	**1.2**	1.2	**3.8**	3.8
Interest on revolving term bank credits and term loans	**5.9**	12.2	**18.7**	31.7
Interest on convertible unsecured subordinated debentures	**5.1**	5.1	**15.3**	15.2
Accretion of convertible debenture issue costs	**0.6**	0.5	**1.7**	1.7
Management internalization costs	**–**	–	**0.5**	1.3
Impairment of property, plant and equipment and goodwill (Note 11)	**–**	–	**–**	218.7
Unrealized losses (gains) on financial instruments (Note 8)	**41.7**	–	**23.6**	–
	175.2	139.0	**435.5**	637.0
Net earnings (loss) before income taxes from continuing operations	**(29.3)**	4.5	**40.5**	(180.2)
Income tax recovery (Note 10)	**3.4**	41.8	**14.4**	99.3
Net earnings (loss) from continuing operations	**(25.9)**	46.3	**54.9**	(80.9)
Net earnings (loss) from discontinued operations (Note 4)	**(1.0)**	(45.2)	**0.4**	(38.0)
Net Earnings (Loss)	**(26.9)**	1.1	**55.3**	(118.9)
Net earnings (loss)	**(26.9)**	1.1	**55.3**	(118.9)
Other comprehensive income (loss), net of tax:				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(4.1)**	(0.4)	**(12.2)**	(0.6)
Reclassification of derivative gains and losses previously deferred	**1.7**	–	**14.1**	–
Comprehensive Income (Loss)	**(29.3)**	0.7	**57.2**	(119.5)
Deficit, Beginning of Period	**(699.5)**	(717.7)	**(745.3)**	(508.8)
Cumulative impact of adopting new accounting requirements for financial instruments (Note 1(b))	**–**	–	**30.6**	–
Net earnings (loss)	**(26.9)**	1.1	**55.3**	(118.9)
Distributions to Unitholders	**(33.8)**	(33.4)	**(100.8)**	(122.3)
Deficit, End of Period	**(760.2)**	(750.0)	**(760.2)**	(750.0)
Net earnings (loss) per trust unit from continuing operations, basic and diluted (Note 13)	**($0.30)**	$0.54	**$0.64**	($0.95)
Net earnings (loss) per trust unit from discontinued operations, basic and diluted (Note 13)	**($0.01)**	($0.53)	**–**	($0.44)
Net earnings (loss) per trust unit, basic and diluted (Note 13)	**($0.31)**	$0.01	**$0.64**	($1.39)

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Operating Activities		(Restated Note 9)		(Restated Note 9)
Net earnings (loss)	**(26.9)**	1.1	**55.3**	(118.9)
Net loss (earnings) from discontinued operations	**1.0**	45.2	**(0.4)**	38.0
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**16.4**	15.7	**50.1**	58.4
Amortization of natural gas customer acquisition costs	**1.9**	0.9	**5.0**	2.3
Trust unit incentive plan compensation recovery	**–**	–	**–**	(1.2)
Pension expense	**0.3**	0.6	**1.1**	1.6
Impairment of property, plant and equipment, and goodwill	**–**	–	**–**	218.7
Unrealized losses (gains) on financial instruments	**41.7**	–	**23.6**	–
Future income tax recovery	**(3.0)**	(43.9)	**(17.8)**	(106.3)
Natural gas customer acquisition costs	**(1.5)**	(2.6)	**(7.3)**	(7.0)
Decrease (increase) in non-cash operating working capital items	**(20.8)**	30.5	**15.5**	52.2
Cash flows from operating activities of continuing operations	**9.1**	47.5	**125.1**	137.8
Investing Activities				
Maintenance capital expenditures	**(4.6)**	(4.5)	**(7.2)**	(12.0)
Other capital expenditures	**(1.8)**	(12.6)	**(5.2)**	(51.2)
Winroc acquisition (Note 3)	**(1.4)**	–	**(1.4)**	–
Proceeds on sale of JW Aluminum Company (Note 4)	**–**	–	**1.4**	–
Cash flows from investing activities	**(7.8)**	(17.1)	**(12.4)**	(63.2)
Financing Activities				
Revolving term bank credits and term loans	**23.1**	160.0	**(35.5)**	220.1
Repayment of Series I subordinated unsecured convertible debentures	**(8.1)**	–	**(8.1)**	–
Issuance of Medium Term Notes (Note 6)	**–**	–	**–**	197.2
Repayment of Medium Term Notes (Note 6)	**–**	(197.2)	**–**	(197.2)
Repayment of JW Aluminum Company acquisition credit facility	**–**	–	**–**	(167.8)
Net proceeds (repayment) of accounts receivable sales program	**18.0**	44.9	**(7.0)**	(20.1)
Proceeds from exercise of trust unit warrants	**–**	–	**–**	0.2
Proceeds from trust unit distribution reinvestment program	**7.1**	–	**17.3**	–
Receipt of management internalization loans receivable	**–**	–	**0.5**	1.8
Distributions to Unitholders	**(33.8)**	(33.4)	**(100.8)**	(122.3)
Cash flows from financing activities	**6.3**	(25.7)	**(133.6)**	(88.1)
Net increase (decrease) in cash from continuing operations	**7.6**	4.7	**(20.9)**	(13.5)
Net increase (decrease) in cash from discontinued operations (Note 4)	**–**	17.3	**–**	15.0
Cash and cash equivalents (bank indebtedness), beginning of period	**5.1**	(0.6)	**33.6**	19.9
Cash and cash equivalents, end of period	**12.7**	21.4	**12.7**	21.4

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(unaudited, tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis with those as set out in the Fund's annual financial statements for the year ended December 31, 2006, except as noted below, and include the accounts of the Superior Plus Income Fund (the "Fund"), its wholly owned subsidiaries, Superior Plus LP ("Superior"), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These interim financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2006. All significant transactions and balances between the Fund, the Fund's subsidiaries, Superior, and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Fund adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"); Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 3861 Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. The fund adopted these standards prospectively, accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Fund has included in the Interim Consolidated Financial Statements a Statement of Comprehensive Income for the changes in these items. The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category of Unitholders' equity on the Consolidated Balance Sheets.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the Consolidated Balance Sheets when the Fund becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. After initial recognition, items classified as held-for-trading or available-for-sale are revalued at fair values, items classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are recorded as part of the underlying financial instrument and are amortized or accreted into net income.

Derivative instruments are recorded on the Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are considered to be derivatives. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation.

Financial Instruments – Presentation and Disclosure

Section 3861 established standards for the presentation and disclosure of financial instruments and non-financial derivatives.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. The revised standards require the Fund to record all derivatives at fair value. Prior to January 1, 2007, the Fund accounted for derivatives as hedges that qualified for hedge accounting.

Impact Upon Adoption of Sections 1530, 3855, 3861 and 3865

As a result of adopting these standards, on January 1, 2007 the Fund recorded previously unrecorded assets and liabilities of $110.1 million and $97.6 million, respectively, resulting in a $30.6 million reduction to the Fund's opening deficit as at January 1, 2007 and the recognition of $18.1 million in accumulated other comprehensive income. The Fund's opening adjustment to accumulated other comprehensive income was $18.0 million, reflecting the transitional adjustment of $18.1 million and the Fund's net cumulative translation adjustment on the translation of its self-sustaining foreign operations of $0.1 million.

Additionally, on January 1, 2007, the Fund reclassified $2.9 million of deferred financing fees previously classified as deferred costs to revolving term bank credits and term loans, and $10.1 million of deferred convertible debenture issue costs previously classified as deferred costs to convertible unsecured subordinated debentures.

Effective January 1, 2007, the Fund ceased formally designating and documenting economic hedges in accordance with the requirements of Section 3865, accordingly, all derivative instruments are now recorded at fair value with changes in the fair value recorded to net income.

Accounting Changes

On January 1, 2007 the Fund adopted CICA Handbook Section 1506, Accounting Changes. Section 1506 permits voluntary changes in accounting policy only if it results in financial statements that provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

(c) Business Segments

Superior operates four continuing distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas and electricity under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 14). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as a discontinued operation. (See Note 4).

2. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

3. Winroc Acquisition

On July 2, 2007, Winroc acquired the assets of a gypsum supply dealer, for consideration of $1.4 million USD.

4. Disposition – JW Aluminum

In July of 2006, the Fund announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows have been classified as discontinued operations on a retroactive basis. As a result of its classification as a discontinued operation, amortization of JWA's property, plant and equipment and intangible assets ceased on July 1, 2006.

On December 7, 2006, the Fund completed the sale of all the issued and outstanding shares of JWA on a cash and debt free basis to Wellspring Capital Management LLC, for total consideration of $356.1 million (US $310.1 million), net of $4.9 million (US $4.3 million) in disposition costs.

The results of discontinued operations presented in the consolidated statements of net earnings were as follows:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Revenue	–	161.1	–	463.1
Cost of product sold	–	(144.3)	–	(417.5)
Gross profit	–	16.8	–	45.6
Operating and administrative	–	2.0	–	7.1
Amortization of property, plant, equipment, and intangibles	–	56.3	–	19.1
Gain (loss) on sale of JWA due to final closing adjustments	**(1.0)**	–	**0.4**	56.3
Income tax recovery	–	3.7	–	1.1
Net earnings from discontinued operations	**(1.0)**	(45.2)	**0.4**	(38.0)

The cash flows from (used in) discontinued operations were as follows:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Cash flows from discontinued operations before changes in working capital	–	11.7	–	32.8
Decrease (increase) in non-cash operating working capital items	–	6.5	–	(12.5)
Cash flows from discontinued operations	–	18.2	–	20.3
Maintenance capital expenditures, net	–	(0.6)	–	(2.0)
Other capital expenditures, net	–	(0.3)	–	(3.3)
Cash flows used in investing activities	–	(0.9)	–	(5.3)
Cash flows from financing activities	–	–	–	–
Cash flows used in discontinued operations	–	17.3	–	15.0

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at September 30, 2007 proceeds of $88.0 million (December 31, 2006 – $95.0 million) had been received.

Included in accounts receivable and other as at September 30, 2007 is $14.8 million (December 31, 2006 - $15.3 million) of prepaid expenses.

6. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates	September 30 2007	December 31 2006
Revolving term bank credits[1]				
Bankers Acceptances ("BA")	2010	Floating BA rate plus applicable credit spread	**22.1**	35.0
LIBOR Loans (US$73.4 million; 2006 – US$92.3 million)	2010	Floating LIBOR rate plus applicable credit spread	**73.2**	107.5
			95.3	142.5
Other Debt				
Notes payable	2007-2010	Prime	**6.8**	7.4
Deferred consideration	2008-2010	4.05%	**6.9**	9.2
Mortgage payable (US$1.0 million; 2006 – US$1.0 million)	2011	7.53%	**1.0**	1.1
			14.7	17.7
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$85.0 million; 2006 – US$85.0 million)[2]	2015	Floating LIBOR rate plus 1.7%	**84.7**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2006 – US$75.0 million)[2]	2013, 2015	6.65%	**74.7**	87.4
JWA acquisition credit facility (US$145.0 million)[3]	2007	Floating LIBOR rate plus credit applicable spread	**–**	–
Medium Term Notes[4]	2016	5.57%	**–**	–
			159.4	186.5
Revolving term bank credits and term loans before deferred financing fees			**269.4**	346.7
Deferred financing fees[5]			**(2.4)**	–
Revolving term bank credits and term loans			**267.0**	346.7
Current maturities			**(2.8)**	(2.7)
Revolving term bank credits and term loans			**264.2**	344.0

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada have revolving term bank credit borrowing capacity of $575.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. The fair value of the revolving term bank credits and term loans, and other debt approximate their carrying value due to the fact they are subject to market based effective interest rates and/or their short term to maturity. During the second quarter of 2007, Superior renegotiated its previous credit facility, extending the maturity of the current facility until June 28, 2010.

(2) Senior Secured Notes (the "Notes") totaling US$160.0 million (CDN $159.4 million at September 30, 2007 and CDN $186.5 million at December 31, 2006) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturity and interest rates. The estimated fair value of the Notes at September 30, 2007 was CDN $157.8 million (December 31, 2006 – CDN $181.0 million). In conjunction with the issue of the Notes, Superior swapped US$85.0 million (CDN $84.7 million at September 30, 2007 and CDN $99.1 million at December 31, 2006) of the fixed rate obligation into a US dollar floating rate obligation. As a result of the sale of JW Aluminum on December 7, 2006, a portion of the senior secured notes are potentially repayable at the discretion of the holders. Repayment, if required, would be funded from Superior's existing revolving term bank credits.

(3) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006 from proceeds raised through the issuance of Medium Term Notes.

(4) On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes maturing on March 3, 2016 with an effective yield to maturity of 5.57%. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under the revolving term credit facilities referred to in footnote (1) above, providing enhanced debt repayment and covenant flexibility.

(5) Deferred financing costs have been reclassified to revolving term bank credits and term loans with the adoption of the new financial instrument section. Previously, these costs were included in deferred costs.

7. Repayment of Debentures

Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Convertible Unsecured Subordinated Debentures ("Debentures") denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Interest rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2006	8.1	59.2	174.9	75.0	(3.3)	313.9
Current portion of Debentures outstanding						(8.1)
Long-term portion of Debentures outstanding at December 31, 2006						305.8
Conversions and accretion of discount during 2007					0.3	0.3
Repayment of Debentures during 2007	(8.1)					
	–	59.2	174.9	75.0	(3.0)	306.1
Deferred issue costs[1]						(8.4)
						297.7
Current portion of Debentures outstanding[2]						(59.2)
Long-term portion of Debentures outstanding at September 30, 2007						238.5
Fair value September 30, 2007	–	60.0	165.9	68.3		
Fair value December 31, 2006	8.2	60.8	157.5	66.4		

(1) Deferred convertible debenture issue costs have been reclassified to Debentures with the adoption of the new financial instruments section. Previously, these costs were included in deferred costs.

(2) On October 2, 2007, the Fund announced that it would redeem all of its outstanding 8%, Series II Debentures on November 5, 2007. Accordingly, the entire obligation, or $59.2 million, has been classified as a current maturity.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

8. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which the Fund has immediate access. Where bid and ask prices are unavailable, the Fund uses the closing price of the most recent transaction of the instrument. In the absence of an active market, the Fund determined fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Fund looks primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term price of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading measured at fair value are recognized in net income.

Financial and Non-Financial Derivatives

Description	Classification	Notional	Term	Effective Rate	Fair Value as at September 30, 2007	Fair Value as at January 1, 2007
Natural gas financial swaps–NYMEX	Held for Trading	48.4 GJ[1]	2007-2012	$7.27/GJ USD	29.1	26.9
Natural gas financial swaps–AECO	Held for Trading	34.6 GJ[1]	2007-2012	$7.82/GJ CDN	(40.5)	(29.4)
SEM electricity swaps	Held for Trading	1.2 MW[2]	2007-2012	$73.6/MWh	(0.3)	–
Foreign currency forward contracts, net	Held for Trading	$164.8 USD[3]	2007-2011	1.17	(47.4)	(15.0)
Interest rate swaps–USD	Held for Trading	$85.0 USD[3]	2013-2015	4.95%	(0.7)	(1.2)
Interest rate swaps–CDN	Held for Trading	$100.0 CDN[3]	2007	5.33%	–	0.6
Propane wholesale purchase and sale contracts, net	Held for Trading	4.0 USG[4]	2007-2008	$1.17/USG	2.7	3.2
ERCO fixed-price electricity purchase agreement	Held for Trading	45 MW[2]	2007-2017	$45-$52/MWh	36.9	27.4
ERCO fixed-price electricity purchase agreement	Held for Trading	48 MW[5]	2007	$45/MWh USD	–	–

[1] Millions of gigajoules purchased [2] mega watts ("MW") on a 24/7 continual basis per year purchased [3] Millions of dollars purchased [4] Millions of United States gallons purchased [5] 249,000 mega watts purchased

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	22.1	33.6	25.5	41.6
SEM electricity swaps	–	–	0.1	0.2
Foreign currency forward contracts, net	10.4	2.7	22.9	37.6
Interest rate swaps	–	–	–	0.7
Propane wholesale purchase and sale contracts	7.5	–	4.8	–
ERCO fixed-price power purchase agreements	7.0	29.9	–	–
As at September 30, 2007	47.0	66.2	53.3	80.1
As at January 1, 2007 upon adoption of new financial instruments accounting requirements	33.7	76.4	36.1	61.5

Description	For the three months ended September 30, 2007 Realized gain (loss)	For the three months ended September 30, 2007 Unrealized gain (loss)	For the nine months ended September 30, 2007 Realized gain (loss)	For the nine months ended September 30, 2007 Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	(9.0)	(39.6)	(9.8)	(22.5)
SEM electricity swaps	–	(0.3)	–	–
Foreign currency forward contracts, net	(2.4)	(10.1)	(3.6)	(33.7)
Interest rate swaps	–	3.2	–	0.6
Propane wholesale purchase and sale contracts	–	0.8	–	(0.7)
ERCO fixed-price power purchase agreements	2.9	(4.9)	5.6	9.6
Total realized and unrealized gains (losses) on financial and non-financial derivatives	(8.5)	(50.9)	(7.8)	(46.7)
Foreign currency translation of senior secured notes (Note 6)	–	10.7	–	27.0
Foreign currency translation of ERCO royalty assets	–	(1.5)	–	(3.9)
Total realized and unrealized gains and losses	(8.5)	(41.7)	(7.8)	(23.6)

Non-Derivative Financial Instruments

The Fund's accounts receivables have been designated as available for sale due to the Fund's accounts receivable securitization program, the Fund's accounts payable, distributions and interest payable to Unitholders and Debentureholders, revolving term bank credits and term loans and Debentures have been designated as other liabilities. The carrying value of the Fund's cash, accounts receivable, accounts payable, and distributions and interest payable to Unitholders and Debentureholders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of the Fund's revolving term bank credits and term loans, and Debentures, is provided in Notes 6 and 7 of the Interim Consolidated Financial Statements.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund's policy is not to use derivative or non-financial derivative instruments for speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

9. Restatement of Superior Propane Accrued Pension Asset

Upon initial implementation of CICA Handbook 3461, Employee Future Benefits, January 1, 2000, the Fund determined that the impact of Superior Propane's accrued pension asset was inconsequential to its financial statements and this component of the pension was not recorded. The Fund subsequently determined this component should be reflected in the financial statements and retroactively restated its December 31, 2006 financial statements. Accordingly, it has also retroactively restated its 2006 interim consolidated financial statements for the period ended September 30, 2006 to reflect the correction of this accounting treatment.

The impact on the nine months ended September 30, 2006 was to increase total assets by $24.3 million, reflecting the previously unrecorded accrued pension asset as well as an increase in net loss of $1.6 million to $118.9 million. The impact on the three months ended September 30, 2006 was an reduction in net earnings of $0.6 million to $1.1 million. There was no impact on the consolidated statement of cash flows. Net earnings (loss) per trust unit on a basic and diluted basis, decreased by $0.01 per trust unit for the three months ended September 30, 2006, and decreased by $0.02 per trust unit or the nine months ended September 30, 3006.

10. Income Taxes

The Fund is a Mutual Fund Trust for income tax purposes. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including Superior Plus Income Fund, effective January 1, 2011. Prior to the legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 31.5%. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Accordingly, the Fund began recording a

Canadian future income tax provision effective June 30, 2007. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean tax.

For the three and nine months ended September 30, 2007 future income tax recovery from operations in Canada, the United States and Chile totaled $3.0 million and $17.8 million, compared to future income tax recoveries of $43.9 million and $106.3 million for the comparative periods, respectively. Future income taxes for the nine months ended September 30, 2006 were impacted by $47.9 million in future income tax recoveries related to asset impairment charges. See Note 11. Additionally, future income taxes for the three and nine months ended September 30, 2006 were impacted by $33.2 million in future income tax recoveries as a result of the Funds's conversion to a "trust over partnership structure". Total income tax recovery, comprised of current and future taxes for the three and nine months ended September 30, 2007 was $3.4 million and $14.4 million, compared to income tax recoveries of $41.8 million and $99.3 million for the comparative periods, respectively.

The Fund expects it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

11. Asset Impairments

Superior determined during the second quarter of 2006 that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill were impaired. An aggregate impairment charge of $218.7 million was recorded in 2006 ($170.8 million net of tax) which was equivalent to the pre-impairment net book value of the assets.

A pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded with respect to ERCO's Bruderheim, Alberta sodium chlorate facility, based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on U.S. dollar denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

A pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded with respect to ERCO's Valdosta, Georgia sodium chlorate facility based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's U.S. dollar denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill was impaired and as such an impairment charge of $89.4 million was recorded.

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders' Equity
Unitholders' equity, December 31, 2006	**85.5**	**595.6**
Trust unit distribution reinvestment program	1.3	17.3
Other comprehensive income	–	1.9
Transitional adjustment to accumulated other comprehensive income (loss) upon implementation of financial instruments	–	(18.1)
Cumulative impact to deficit upon implementation of financial instruments	–	30.6
Conversion of 8%, Series I Debentures ($0.7 million converted at $16 per unit)	–	0.7
Net earnings	–	55.3
Distributions to unitholders	–	(100.8)
Unitholders' equity, September 30, 2007	**86.8**	**582.5**

Unitholders' capital, deficit and accumulated other comprehensive income as at September 30, 2007 and December 31, 2006 consists of the following components:

	September 30, 2007	December 31, 2006
Unitholders' capital		
Trust unit equity	**1,354.0**	1,336.0
Conversion feature on warrants and convertible debentures	**4.8**	4.8
	1,358.8	1,340.8
Deficit		
Retained earnings from operations	**368.8**	313.5
Cumulative impact to deficit upon implementation of financial instruments	**30.6**	–
Accumulated distributions on trust unit equity	**(1,159.6)**	(1,058.8)
	(760.2)	(745.3)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**–**	–
Transitional adjustment upon implementation of financial instruments (Note 1(b))	**(18.0)**	(0.7)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(12.2)**	0.8
Reclassification of derivative gains and losses previously deferred	**14.1**	–
	(16.1)	0.1

As at September 30, 2007, the Fund had 2.3 million trust unit warrants outstanding (December 31, 2006 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

13. Net Earnings per Trust Unit

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Net earnings per trust unit computation, basic				
Net earnings (loss) from continuing operations	**(25.9)**	46.3	**54.9**	(80.9)
Net earnings (loss) from discontinued operations	**(1.0)**	(45.2)	**0.4**	(38.0)
Net earnings (loss)	**(26.9)**	1.1	**55.3**	(118.9)
Weighted average trust units outstanding	**86.7**	85.5	**86.2**	85.5
Net earnings (loss) from continuing operations per trust unit, basic and diluted	**($0.30)**	$0.54	**$0.64**	($0.95)
Net earnings from discontinued operations per trust unit, basic and diluted	**($0.01)**	($0.53)	**–**	($0.44)
Net earnings (loss) per trust unit, basic and diluted	**($0.31)**	$0.01	**$0.64**	($1.39)

Trust unit options and warrants whose exercise price was greater than the market price and Debentures that were anti-dilutive were excluded from this calculation.

14. Business Segments

Superior operates four continuing distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas and electricity under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). JW Aluminum Company ("JWA" or "JW Aluminum"), a manufacturer of specialty flat-rolled aluminum products, has been sold and classified as discontinued operations. (See Note 4). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended September 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	179.4	106.2	138.7	79.8	–	504.1
Cost of products sold	(125.4)	(62.8)	(105.0)	(56.5)	–	(349.7)
Realized gains (losses) on financial instruments	0.3	6.3	–	(15.1)	–	(8.5)
Gross profit	54.3	49.7	33.7	8.2	–	145.9
Expenses						
Operating and administrative	45.4	29.5	24.3	5.2	1.7	106.1
Amortization of property, plant and equipment	4.3	9.3	1.0	–	–	14.6
Amortization of intangible assets	–	1.1	0.1	–	–	1.2
Interest on revolving term bank credits and term loans	–	–	–	–	5.9	5.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	5.1	5.1
Accretion of convertible debenture issue costs	–	–	–	–	0.6	0.6
Unrealized (gains) losses on financial instruments	(0.9)	6.4	–	39.9	(3.7)	41.7
Income tax expense (recovery) of Superior	(2.6)	0.3	–	(1.9)	0.8	(3.4)
	46.2	46.6	25.4	43.2	10.4	171.8
Net earnings (loss) from continuing operations	8.1	3.1	8.3	(35.0)	(10.4)	(25.9)
Net loss from discontinued operations (Note 4)						(1.0)
Net Loss						(26.9)

For the three months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	199.4	110.3	135.6	87.4	(0.9)	531.8
Cost of products sold	(145.2)	(60.6)	(101.8)	(81.6)	0.9	(388.3)
Gross profit	54.2	49.7	33.8	5.8	–	143.5
Expenses						
Operating and administrative	43.5	29.6	22.1	3.1	7.7	106.0
Amortization of property, plant and equipment	4.6	8.5	0.9	–	–	14.0
Amortization of intangible assets	–	1.2	–	–	–	1.2
Interest on term bank credits and term loans	–	–	–	–	12.2	12.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	5.1	5.1
Accretion of convertible debenture issue costs	–	–	–	–	0.5	0.5
Income tax expense (recovery) of Superior	(63.4)	(84.2)	(13.5)	(4.2)	123.5	(41.8)
	(15.3)	(44.9)	9.5	(1.1)	149.0	97.2
Net earnings (loss) from continuing operations	69.5	94.6	24.3	6.9	(149.0)	46.3
Net loss from discontinued operations (Note 4)						(45.2)
Net Earnings						1.1

For the nine months ended September 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	718.4	336.1	386.9	243.5	–	1,684.9
Cost of products sold	(514.0)	(197.1)	(291.5)	(198.5)	–	(1,201.1)
Realized gains (losses) on financial instruments	0.5	14.0	–	(22.3)	–	(7.8)
Gross profit	204.9	153.0	95.4	22.7	–	476.0
Expenses						
Operating and administrative	146.1	89.2	69.2	13.8	9.0	327.3
Amortization of property, plant and equipment	13.7	28.0	2.9	–	–	44.6
Amortization of intangible assets	–	3.5	0.3	–	–	3.8
Interest on term bank credits and term loans	–	–	–	–	18.7	18.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	15.3	15.3
Accretion of convertible debenture issue costs	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	0.5	0.5
Unrealized (gains) losses on financial instruments	0.7	(5.7)	–	22.5	6.1	23.6
Income tax expense (recovery) of Superior	(26.9)	17.7	(1.5)	(2.3)	(1.4)	(14.4)
	133.6	132.7	70.9	34.0	49.9	421.1
Net earnings (loss) from continuing operations	71.3	20.3	24.5	(11.3)	(49.9)	54.9
Net earnings from discontinued operations (Note 4)						0.4
Net Earnings						55.3

For the nine months ended September 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	705.5	321.8	399.9	246.8	(2.5)	1,671.5
Cost of products sold	(510.8)	(174.1)	(301.0)	(231.3)	2.5	(1,214.7)
Gross profit	194.7	147.7	98.9	15.5	–	456.8
Expenses						
Operating and administrative	136.5	87.1	66.5	8.4	13.2	311.7
Amortization of property, plant and equipment	14.2	35.9	2.8	–	–	52.9
Amortization of intangible assets	–	3.6	0.2	–	–	3.8
Interest on term bank credits and term loans	–	–	–	–	31.7	31.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	15.2	15.2
Accretion of convertible debenture issue costs	–	–	–	–	1.7	1.7
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	218.7
Income tax expense (recovery) of Superior	(48.5)	(127.7)	(6.3)	(2.6)	85.8	(99.3)
	102.2	217.6	63.2	5.8	148.9	537.7
Net earnings (loss) from continuing operations	92.5	(69.9)	35.7	9.7	(148.9)	(80.9)
Net loss from discontinued operations (Note 4)						(38.0)
Net Loss						(118.9)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations (Note 4)	Total Consolidated
As at September 30, 2007							
Net working capital	43.1	17.5	73.1	7.8	0.4	–	141.9
Total assets	640.4	524.0	210.8	107.6	27.6	–	1,510.4
As at December 31, 2006							
Net working capital	60.8	32.0	69.7	(2.6)	19.0	–	178.9
Total assets	679.5	566.4	202.8	46.7	41.5	–	1,536.9
For the three months ended September 30, 2007							
Acquisitions	–	–	1.4	–	–	–	1.4
Other capital expenditures	0.4	1.0	–	0.4	–	–	1.8
For the three months ended September 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures	–	12.6	–	–	–	0.3	12.9
For the nine months ended September 30, 2007							
Acquisitions	–	–	1.4	–	–	–	1.4
Other capital expenditures	0.4	2.7	1.0	1.1	–	–	5.2
For the nine months ended September 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures	–	49.6	1.6	–	–	3.3	54.5

Geographic Information	Canada	United States	Other	Total Consolidated	Discontinued Operations (Note 4)
Revenues for the three months ended September 30, 2007	400.3	85.3	18.5	504.1	–
Revenue for the nine months ended September 30, 2007	1,361.6	268.9	54.4	1,684.9	–
Property, plant and equipment as at September 30, 2007	436.4	27.8	58.4	522.6	–
Total assets as at September 30, 2007	1,323.8	120.9	65.7	1,510.4	–
Revenues for the three months ended September 30, 2006	419.3	99.7	12.8	531.8	161.1
Revenues for the nine months ended September 30, 2006	1,341.2	301.1	29.2	1,671.5	463.1
Property, plant and equipment as at December 31, 2006	468.1	33.2	69.8	571.1	–
Total assets as at December 31, 2006	1,305.4	148.5	83.0	1,536.9	–

15. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

END